SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934



Uniroyal Technology Corporation
- ----------------------------------
(NAME OF ISSUER)


Common Stock
Series B Convertible Preferred Stock
- ----------------------------------
(TITLE OF CLASS OF SECURITIES)


Common Stock 909163107
Series B Convertible Preferred Stock 909163982
- ----------------------------------
(CUSIP NUMBER)


Thomas M. Barnhart, II
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
- ----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

August 27, 1996

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [ X ] .



 1.	NAME OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		Pacholder Associates, Inc.  31-1251983

 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a)	[  ]
													(b)	[  ]

 3.	SEC USE ONLY

 4.	SOURCE OF FUNDS*

		Inapplicable - Investment Advisor

 5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)								[  ]

 6.	CITIZENSHIP OR PLACE OF ORGANIZATION

		State of Ohio

 7.	SOLE VOTING POWER

		2,178,523 shares of Common Stock
		35 shares of Series B Convertible Preferred Stock

 8.	SHARED VOTING POWER

		- 0 -

 9.	SOLE DISPOSITIVE POWER

		2,178,523 shares of Common Stock
		35 shares of Series B Convertible Preferred Stock

10.	SHARED DISPOSITIVE POWER

		- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		2,178,523 shares of Common Stock
		35 shares of Series B Convertible Preferred Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*										[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		Common Stock:  16.5%
		Series B Convertible Preferred Stock:  100%

14.	TYPE OF REPORTING PERSON*

		IA, CO



	This Schedule 13-D is filed by Pacholder Associates, Inc.
("PAI"). PAI previously filed a Schedule 13-G related to this investment on July 3, 1996.

Item 1.  Security and Issuer

	This Schedule 13-D relates to the Common Stock, par value $0.01, and the Series B Convertible Preferred Stock, par value $0.01 of
Uniroyal Technology Corporation (the "Company"). The address of the Company's principal executive offices is Two North Tamiami Trail,
Suite 900, Sarasota, Florida  34236.

Item 2.  Identity and Background

	(a, b, c, f) PAI is a corporation organized under the laws of the State of Ohio. It is a registered investment advisor. Its business address is 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45236. The names and addresses of the directors and officers of PAI are set forth in the attached Exhibit A.

	Pursuant to a contract dated April 13, 1994 between PAI and the Pension Benefit Guaranty Corporation ("PBGC") a wholly owned United States Government Corporation, attached as Exhibit B of a 13-D filed on May 24, 1994 relating to Kaiser Resources, Inc., now known as Kaiser Ventures, Inc., PAI has full and complete discretion for the investment in the Company, as well as voting the shares. However, under the terms of the agreement the PBGC has the ability to terminate this contract at its discretion.

	(d) During the last five years neither PAI, nor any of its officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the last five years neither PAI, nor any of its officers and directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amounts of Funds and Other Consideration

	See Item 4.


Item 4.  Purpose of Transaction


	Since June 2, 1996, PAI has acted as financial advisor to the PBGC in the voting, acquisition or sale of securities of the Company.

	PAI has met with management of the Company and is considering meeting with board members or other significant shareholders. PAI, as a result of its relationship with the PBGC, has a contractual right arising from the Series B Convertible Preferred Stock, to a board seat at the Company. PAI is considering acting upon this contractual right. Any determination by PAI to take any of the actions listed in sub (a) - (j) below will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

	As of the date of this filing, and except as set forth above, PAI has no plans or proposals which relate to or would result in any of the following:

	(a) The acquisition of securities or the disposition of securities of the Company;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the Company's business or corporate structure;

	(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

	(h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



	(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company


	(a) Pursuant to the contract between the PBGC and PAI, PAI beneficially owns, 2,178,523 common shares, or 16.5% of all issued and outstanding shares.

	(b) As long as the contract between the PBGC and PAI is in effect, PAI has the power to vote and dispose of all 2,178,523 shares held by the PBGC.

	(c)  None.

	(d)  The PBGC.

	(e)  Not applicable
 .

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


	Information respective to Item 6 is set forth in Item 2 above.


Item 7.  Material to be Filed as Exhibits


Exhibit Number		Title of Document			Exhibit Page

	A.			Names and addresses of officers and	7
			directors of PAI.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							Pacholder Associates, Inc.


							August 27, 1996
							Date


							/s/ Thomas M. Barnhart, II
							Signature


							Sr. Vice President & Assoc.
							Gen. Counsel
							Title







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